Mail Stop 3561

November 21, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Fred Bauer, Chief Executive Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

> **Re: Gentex Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 000-10235**

Dear Mr. Bauer:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 15

1.   Please expand your MD&A in future filings to identify and discuss key
        performance indicators that management uses to manage the business and that
        would be material to investors; provide information about the quality of and
        potential variability of, the Company's earnings and cash flows, so that investors
        can ascertain the likelihood that past performance is indicative of future
        performance. In this regard, we note that in your 8-Ks dated 10/19/2006, 7/20/06,
        and 4/20/06 you refer to unit shipments as a performance measure. If
        management uses such measure, please revise your MD&A to include this and
        other relevant measures used to assess performance. Refer to SEC Release No.
        33-8350.

Results of Operations: 2005 to 2004, page 15
Operating Expenses, page 16

2.   Please clarify why a reduction in state taxes has offset the increase in your selling,
        general, and administrative expenses. It appears as though such reduction should
        be an offset to your income tax expense.

Consolidated Statement of Shareholders Investment, page 28

3.   We note several discrepancies with line item descriptions corresponding to the
        proper amounts and columns. For example, in 2005, amortization of deferred
        compensation has been presented in the line item "Other Comprehensive Income
        (Loss)." Also, repurchases of common stock have been presented on the line item
        "Comprehensive Income." Please provide us with and consider filing an
        amendment to your annual report on your 10-K which includes a revised
        statement of shareholders investment which includes all amounts in the
        appropriate line items and columns. We may have further comment upon receipt
        of your response.

Consolidated Statement of Cash Flows, page 29

4.   We further note from page 33 that you remeasure the functional currency of your
        foreign subsidiaries into U.S. Dollars at each reporting period. Please revise
        future filings to include the effect of the exchange rate changes on cash balances

held in foreign currencies as a separate part of your reconciliation of the change in cash and cash equivalents. Refer to paragraph 25 of SFAS 95.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief